April 9, 2015

By EDGAR

Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	AllianceBernstein Holding L.P.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 12, 2015
File No. 001-09818

AllianceBernstein L.P.
Form 10-K for the Fiscal Year Ended December, 31, 2014
Filed February 12, 2015
File No. 000-29961

Dear Mr. West:

As we discussed on the telephone on Tuesday, April 7, 2015, we would like to request an extension in responding to your comments until the week of May 4, 2015. This will provide us with adequate time to address your comments in a response letter and in our first quarter 2015 Form 10-Q, where appropriate, while also completing our first quarter closing process (culminating with our Earnings Release and Form 10-Q filing on April 30, 2015).

If you have any questions please do not hesitate to contact me at (212) 823-3023.

Sincerely,

/s/ John C. Weisenseel
John C. Weisenseel
Chief Financial Officer
AllianceBernstein Holding L.P. and AllianceBernstein L.P.